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                                                                     EXHIBIT 4.3


                             SECURED PROMISSORY NOTE
                                                              September 30, 2001

$42,700,000                                               Andover, Massachusetts

         FOR VALUE RECEIVED, Engage, Inc. (the "Maker") promises to pay to CMGI, Inc., or order, ON DEMAND, in immediately available funds in lawful money of the United States of America, at the offices of CMGI, Inc., 100 Brickstone Square, Andover, MA 01810, or at such other place as the holder of this Note may designate, the principal sum of $42,700,000 (which represents the amount of intercompany debt incurred by Maker up to the date hereof), together with interest on the unpaid principal balance of this Note from time to time outstanding at the rate of 7.5% per year until paid in full. In no event shall holder demand payment of any principal or interest until August 1, 2002.

         Interest on this Note shall be computed on the basis of a year of 360 days consisting of twelve 30 day months and payable quarterly in arrears on October 31, January 31, April 30, and July 31 of each year until this Note is paid in full. Interest payment for the quarters ending October 31, 2001, January 31, 2002, April 30, 2002 and July 31, 2002 shall be deferred until August 1, 2002. Such deferred installments of interest shall not be compounded.

         Payment of this Note is secured by a security interest in certain property of the Maker (the "Collateral") pursuant to a security agreement of even date herewith between the Maker and CMGI, Inc. (the "Security Agreement"). The rights of holder under this Note are in addition to any other rights and remedies (including other rights of setoff) which holder may have. The holder shall be permitted to exercise its rights as a secured party under the Security Agreement to the extent permitted by applicable law.

         This Note shall become immediately due and payable without notice or demand upon the occurrence at any time of any of the following events of default (individually, "an Event of Default" and collectively, "Events of Default"):

         (1) default in the payment or performance of this or any other liability or obligation of the Maker to the holder under this Note, including the payment when due of any principal, premium or interest under this Note;

         (2)      the occurrence of any event of default under the Security
                  Agreement;

         (3) the liquidation, termination of existence, dissolution, insolvency or business failure of the Maker, or the appointment of a receiver or custodian for the Maker;

         (4) the institution by or against the Maker or any indorser or guarantor of this Note of any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally or the making by the Maker or any

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                  indorser or guarantor of this Note of a composition or an
                  assignment or trust mortgage for the benefit of creditors; or

         (5) determination by the holder that it is insecure with respect to the payment of any obligation of the Maker to the holder.


         Upon the occurrence of an Event of Default, the holder shall have then, or at any time thereafter, all of the rights and remedies afforded by the Uniform Commercial Code as from time to time in effect in The Commonwealth of Massachusetts or afforded by other applicable law.

         Every amount overdue under this Note shall bear interest from and after the date on which such amount first became overdue at an annual rate which is two (2) percentage points above the rate per year specified in the first paragraph of this Note. Such interest on overdue amounts under this Note shall be payable on demand and shall accrue and be compounded monthly until the obligation of the Maker with respect to the payment of such interest has been discharged (whether before or after judgment).

         In no event shall any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law and if any such payment is paid by the Maker, then such excess sum shall be credited by the holder as a payment of principal.

         All payments by the Maker under this Note shall be made without set-off or counterclaim and be free and clear and without any deduction or withholding for any taxes or fees of any nature whatever, unless the obligation to make such deduction or withholding is imposed by law. The Maker shall pay and save the holder harmless from all liabilities with respect to or resulting from any delay or omission to make any such deduction or withholding required by law.

         Whenever any amount is paid under this Note, all or part of the amount paid may be applied to principal, or interest in such order and manner as shall be determined by the holder in its discretion.

         No reference in this Note to the Security Agreement or any guaranty shall impair the obligation of the Maker, which is absolute and unconditional, to pay all amounts under this Note strictly in accordance with the terms of this Note.

         The Maker agrees to pay on demand all costs of collection, including reasonable attorneys' fees, incurred by the holder in enforcing the obligations of the Maker under this Note.

         No delay or omission on the part of the holder in exercising any right under this Note or the Security Agreement shall operate as a waiver of such right or of any other right of such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. The Maker and every indorser or guarantor of this Note regardless of the time, order or place of signing waives presentment, demand, protest and notices of every kind and assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral, and to the addition or release of any other party or person primarily or secondarily liable.

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This Note may be prepaid in whole or in part at any time or from time to time.
Any such prepayment shall be without premium or penalty.

         If any provision of this Note shall be held invalid or unenforceable by any court of competent jurisdiction, that holding shall not invalidate or render unenforceable any other provision hereof.

         This Note may not be changed, amended or modified except by agreement in writing signed by the Maker and the holder.

         All rights and obligations hereunder shall be governed by the laws of The Commonwealth of Massachusetts and this Note is executed as an instrument under seal.


Engage, Inc.


By: /s/ Christopher Cuddy
    --------------------------------
Name: Christopher Cuddy
Title:   Chief Executive Officer


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